UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Cardica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14141R101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,075,469*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,075,469*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,075,469

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) PN

* See Appendix A, Note 1.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,726

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 9,726

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,726

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,628

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 24,628

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,628

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 392,470*

	6.	Shared Voting Power 4,109,823**

	7.	Sole Dispositive Power 392,470*

	8.	Shared Dispositive Power 4,109,823**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,502,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 3.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 409,891*

	6.	Shared Voting Power 4,109,823**

	7.	Sole Dispositive Power 409,891*

	8.	Shared Dispositive Power 4,109,823**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,519,714**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 4.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,107,146*

	6.	Shared Voting Power 4,109,823**

	7.	Sole Dispositive Power 1,107,146*

	8.	Shared Dispositive Power 4,109,823**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,216,969

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 5.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 811,686*

	6.	Shared Voting Power 4,109,823**

	7.	Sole Dispositive Power 811,686*

	8.	Shared Dispositive Power 4,109,823**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,921,509

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.4%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 6.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 197,621*

	6.	Shared Voting Power 4,109,823**

	7.	Sole Dispositive Power 197,621*

	8.	Shared Dispositive Power 4,109,823**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,307,444

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 7.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 195,966*

	6.	Shared Voting Power 4,109,823**

	7.	Sole Dispositive Power 195,966*

	8.	Shared Dispositive Power 4,109,823**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,305,789

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 8.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 163,170*

	6.	Shared Voting Power 4,109,823**

	7.	Sole Dispositive Power 63,170*

	8.	Shared Dispositive Power 4,109,823**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,272,993

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 9.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 42,008*

	6.	Shared Voting Power 4,109,823**

	7.	Sole Dispositive Power 42,008*

	8.	Shared Dispositive Power 4,109,823**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,151,831

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 10.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50,986*

	6.	Shared Voting Power 4,109,823**

	7.	Sole Dispositive Power 50,986*

	8.	Shared Dispositive Power 4,109,823**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,160,809

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 11.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,154*

	6.	Shared Voting Power 4,109,823**

	7.	Sole Dispositive Power 10,154*

	8.	Shared Dispositive Power 4,109,823**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,119,977

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 12.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,433*

	6.	Shared Voting Power 4,109,823**

	7.	Sole Dispositive Power 18,433*

	8.	Shared Dispositive Power 4,109,823**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,128,256

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 13.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,433*

	6.	Shared Voting Power 4,109,823**

	7.	Sole Dispositive Power 18,433*

	8.	Shared Dispositive Power 4,109,823**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,128,256

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 14.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

Item 1.
	(a)	Name of Issuer Cardica, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 900 Saginaw Dr., Redwood City, CA 94063

Item 2.
	(a)	Name of Person Filing See Appendix A; Appendix A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Appendix A
	(c)	Citizenship See Appendix A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 14141R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J). N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Appendix A, which is hereby incorporated by reference and related pages 2 to 16
	(b)	Percent of class: See Appendix A, which is hereby incorporated by reference and related pages 2 to 16
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

*** See Appendix A, which is hereby incorporated by reference and related pages 2 to 16. Messrs. Anderson, Baker, Younger, Coxe, Gaither, White, Bird, Sweet, Sheehan, Speiser, Dyckerhoff and Pullara are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such, they share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Appendix A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2014
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ William H. Younger, Jr.
Signature

William H. Younger, Jr. Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ William H. Younger, Jr.
Signature

William H. Younger, Jr. Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.

/s/ William H. Younger, Jr.
Signature

William H. Younger, Jr. Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature

/s/ Michael L. Speiser
Signature

/s/ Stefan A. Dyckerhoff
Signature

/s/ Samuel J. Pullara III
Signature

APPENDIX A TO SCHEDULE 13G - CARDICA, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	4,075,469	Note 1			7.8%

Sutter Hill Entrepreneurs Fund (AI), L.P.	9,726				0.0%

Sutter Hill Entrepreneurs Fund (QP), L.P.	24,628				0.0%

Total of Sutter Hill Funds	4,109,823

David L. Anderson	392,470	Note 3			0.8%
			4,502,293	Note 2	8.6%

G. Leonard Baker, Jr.	409,891	Note 4			0.8%
			4,519,714	Note 2	8.7%

William H. Younger, Jr.	1,107,146	Note 5			2.1%
			5,216,969	Note 2	10.0%

Tench Coxe	811,686	Note 6			1.6%
			4,921,509	Note 2	9.4%

James C. Gaither	197,621	Note 7			0.4%
			4,307,444	Note 2	8.3%

James N. White	195,966	Note 8			0.4%
			4,305,789	Note 2	8.3%

Jeffrey W. Bird	163,170	Note 9			0.3%
			4,272,993	Note 2	8.2%

David E. Sweet	42,008	Note 10			0.1%
			4,151,831	Note 2	8.0%

Andrew T. Sheehan	50,986	Note 11			0.1%
			4,160,809	Note 2	8.0%

Michael L. Speiser	10,154	Note 12			0.0%
			4,119,977	Note 2	7.9%
Stefan A. Dyckerhoff	18,433	Note 13			0.0%
			4,128,256	Note 2	7.9%
Samuel J. Pullara III	18,433	Note 14			0.0%
			4,128,256	Note 2	7.9%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304.

The partnerships are organized in California. The individuals are all U.S. citizens and residents with the exception of Mr. Dyckerhoff who is a citizen of Germany and U.S. permanent resident.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 662,676 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) plus all shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by the following partnerships of which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.

Note 3:  Comprised of 82,798 shares (including 1,272 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held in The Anderson Living Trust of which the reporting person is the trustee, 277,920 shares (including 61,985 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held in retirement accounts for the benefit of the reporting person and 31,752 shares held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 4:  Comprised 184,159 shares (including 29,747 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Baker Revocable Trust of which the reporting person is a trustee and 225,732 shares (including 36,368 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner.

Note 5:  Comprised of 273,589 shares (including 43,818 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 292,630 shares (including 119,761 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by a retirement trust for the benefit of the reporting person, 484,077 shares (including 39,920 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner and 56,850 shares of director’s options which are fully vested and exercisable within 60 days after 12/31/13.

Note 6:  Comprised of  253,378 shares (including 16,013 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held in The Coxe Revocable Trust of which the reporting person is a trustee, 473,236 shares (including 115,086 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by a retirement trust for the benefit of the reporting person, 63,374 shares held by Rooster Partners, LP of which the reporting person is a trustee of a trust which is the General Partner and 21,698 shares held in The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee.

Note 7: Comprised of 10,444 shares held in the individual’s name, 156,208 shares (including 31,889 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Gaither Revocable Trust of which the reporting person is the trustee and 30,969 shares held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 8: Comprised of 192,889 shares (including 31,854 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The White Revocable Trust of which the reporting person is a trustee and 3,077 shares held by a retirement trust for the benefit of the reporting person.

Note 9: Comprised of 163,170 shares (including 26,547 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee.

Note 10: Comprised of 10,066 shares (including 1,266 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 31,942 shares (including 5,528 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by a retirement trust for the benefit of the reporting person.

Note 11: Comprised of 50,986 shares (including 14,436 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in the Sheehan 2003 Trust of which the reporting person is a trustee.

Note 12: Comprised of  9,353 shares (including 1,670 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held in the Speiser Trust Agreement of which the reporting person is a trustee and 801 shares held by a retirement trust for the benefit of the reporting person.

Note 13: Comprised of 18,433 shares held in the Dyckerhoff 2001 Revocable Trust of which the reporting person is a trustee.

Note 14: Comprised of 18,433 shares held in The Pullara Revocable Trust of which the reporting person is a trustee.